SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


Certificate is filed by the following subsidiary of American Electric Power Company, Inc.:



AEP Coal Marketing, LLC











This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.





                                      /s/ Armando A. Pena
                                 ----------------------------
                                  Armando A. Pena, Treasurer

                                     April 10, 2003

1. Type of security or securities.

                  Open account borrowings made by certain direct or indirect subsidiaries (the "Companies") from American Electric Power Company, Inc. ("Parent") as part of intercompany financing program.

2. Issue, renewal or guaranty.

                  Issuance of cash advances directly from parent to subsidiaries.

3. Principal amount of each security.

                  Funds are borrowed and/or repaid daily as cash needs indicate.

4. Rate of interest per annum of each security:

                  Effective weighted average rate of interest for the period January 1, 2003 through March 31, 2003 was 2.59%.

5. Date of issue, renewal or guaranty of each security.

                  Borrowings are made on a daily basis and reported at the end of the quarter.

6. If renewal of security, give date of original issue.

                   Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7. Date of maturity of each security.

                  Borrowings are made on a daily basis with maturities ranging from overnight to up to six months.

8. Name of persons to whom each security was issued, renewed or guaranteed.

                  Short-term borrowings are by certain non-regulated subsidiaries from American Electric Power Company, Inc.

9. Collateral given with each security.

                  None.

10. Consideration received for each security.

                  None, other than interest accrued.

11. Application of proceeds of each security.

                  The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

                  (a) the provisions contained in the first sentence of Section
                      6(b).

                  (b) the provisions contained in the fourth sentence of
                      Section 6(b).

                  (c) the provisions contained in any rule of the Commission
                      other than Rule U-48.            X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

                  Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

                  Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                               Schedule 1
              U-6B-2 Borrowings of Non-Reg AEP Corp & Subs
                       (Parent Borrowing Program)


                                           Outstanding Borrowings at
    Name of Borrower                        Quarter End 03/31/03
----------------------                 ----------------------------------
                                                (in thousands)


AEP COAL MARKETING, LLC                                    $  (8,569)

                                                 ------------------------
                                                           $  (8,569)
                                                 ========================